Arthur R. Tauder
                                 10 Garden Road
                                Weston, CT 06883





November 25th, 2000






To the Board of Directors of Piranha Corp.:




This letter servers to confirm my resignation from the Boad of Directors of Piranha, Inc. effective at the close of business on Wednesday, November 22nd, 2000. Although I have supported your efforts in founding the Company and believe in the overall positioning of Piranha as a compression technology company, I must resign from the Boad of Directors because of fundamental disagreements over business strategies and their implementation.



Very sincerely yours,

/s/ Arthur R. Tauder
    Arthur R. Tauder



cc: Edward W. Sample, Richard S. Berger, Joseph Sherrill, Michael Steele, W. Barger Tygart, Bruce Golden (General Counsel)